NEWS RELEASE
Suite 215-800 West Pender St Vancouver, BC V6C 2V6 t: 604 669 2251 866 824 1100 f: 604 669 8577 w. www.kimberresources.com

KIMBER APPOINTS NEW CHIEF FINANCIAL OFFICER

July 20, 2006

VANCOUVER, BRITISH COLUMBIA - Kimber Resources Inc. (AMEX:KBX, TSX:KBR)

Kimber Resources is pleased to report the appointment of Gordon Cummings as Chief Financial Officer for the Company, effective July 18, 2006. As the Company continues to grow, it has increased its monthly exploration expenditure to a level in excess of C$1,000,000. This increased activity, combined with the growing regulatory requirements of a public company listed in both Canada and the U.S., has highlighted the need for a full-time CFO.  Mr. de Visser, who has acted as part-time CFO since January 2004, has provided important leadership and financial guidance to the Company throughout his time with Kimber. He also played an important part with our listing on the American Stock Exchange. The Board of Directors wishes to thank Mr. de Visser for his valuable contribution to the Company.

Mr. Gordon Cummings is an accountancy graduate from the University of Glasgow. He began his career in finance with KPMG in London, England in 1989 where he later qualified as a Chartered Accountant specializing in financial services. Mr. Cummings has over 16 years of experience in finance and management including senior managerial positions in 2 of the Big 4 audit firms; the role of Group Accountant with a London, England based insurance group listed on the New York Stock Exchange; and most recently the positions of CFO and then subsequently CEO and Director of a Canadian alternative investment manager that develops and distributes public, full prospectus funds. Mr. Cummings will be responsible for leading and strengthening the Finance and Treasury functions for the Company as well as playing a key role in future corporate finance activities.

The Company also reports that stock options to purchase a total of 250,000 common shares in the Company have been granted to 2 newly appointed senior officers of the Company at an exercise price of $2.40 per share.

About Kimber

Kimber Resources Inc., which holds a 100% interest in the Monterde property in the Sierra Madre of northern Mexico, is advancing the Carmen gold-silver deposit towards production. The Carmen deposit, an underground mine in the 1930’s, is a typical low sulphidation epithermal system, oxidized, and believed to be suitable for open pit mining.  Two adjacent epithermal systems first identified in 2005, the Carotare deposit and El Orito Norte exploration target appear to be similar to the Carmen. The initial resource estimate on Carotare was reported in November 2005. The goal of the company is to demonstrate at least three million resource ounces from the two deposits and exploration target identified.  For further information on the company visit SEDAR or the company website at www.kimberresources.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Darren Klinck

Vice President, Corporate & Investor Relations

or

Robert Longe P.Eng

President and CEO

North America Toll Free: 1-866-824-1100

Tel: (604) 669-2251

Fax: (604) 669-8577

Website: http://www.kimberresources.com

Email: news@kimberresources.com

Cautionary Statement

Statements in this release may be viewed as forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.